SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India

Telephone: 91 9820600 700
                                                                                                                         May 6, 2008

 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention:     H. Roger Schwall, Assistant Director

Dear Sirs:

Re:     Sona Resources, Inc. (the “Company”)
           Amendment #1 toRegistration Statement on Form S-1
                           Filed April 7, 2008
           File No. 333-148959

We acknowledge receipt of the Staff’s comment letter of April 29, 2008 respecting our Amendment #1 to our Registration Statement on Form S-1 identified in the caption above.

We have forwarded, electronically, one clean copy and one ‘red-line’ copy of Amendment #2 to our S-1, for ease of reference to the changes made to the document.    If the Staff also wishes us to forward paper copies of this letter and enclosures please so advise us.

Our responses below are in answer (and have the corresponding number) to the comments in the Staff’s letter of April 27, 2008.  Please note that all page references below refer to the enclosed copy of Amendment #2 to our S-1 (“Amendment #2”):

General

1.  As noted  we have updated financial information throughout Amendment #2 by including our quarterly financial statements made up to March 31, 2008.
In addition to including these financial statements in Amendment #2, we have made consequential changes throughout Amendment #2 by updating financial disclosure to March 31, 2008.

2.           We have now explicitly and consistently disclosed our working capital deficiency, as at March 31, 2008 (the date of our most recent financial statements) in ‘Prospectus Summary’, Page 3, and ‘MD&A or Plan of Operations’, pages 13 and 14.

3.  We have removed the erroneous language in the footnotes to the Exhibit table.  We have now made clear which exhibits were ‘previously filed’ and which are ‘filed herewith’.

Finally, we have corrected miscellaneous minor typographical errors in the registration statement.

We appreciate your comments and questions concerning disclosure in Amendment #1 to our S-1 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Sona Resources, Inc.

AJEETA PINHEIRO

Per:  Ajeeta Pinheiro
 President